FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 19, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

    NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
                     RESPONSIBILITIES OR CONNECTED PERSONS

Signet Group plc (the "Company")

In accordance with Disclosure Rule 3.1.4R(1), we hereby notify the following transaction in the ordinary shares in the capital of the Company by Simon
Cashman, a person discharging managerial responsibilities, on 19 January 2007:

Nature of transaction           Percentage of issued  Average Selling      Total holding         Total current
                                class                 Price                following transaction percentage holding of
                                                                                                 issued share capital
Sale of 4,648 ordinary shares   0.0003                118.96 p             19,000                0.0011

Marc Boston
Assistant Company Secretary
0870 90 90 301
19 January 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   January 19, 2007